Stewart McDowell Direct: +1 415.393.8322 Fax: +1 415.374.8461 SMcDowell@gibsondunn.com

February 4, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attn: Jan Woo

Re:	The Rubicon Project Registration Statement on Form S-1
Submitted Confidentially on January 16, 2014 and Filed on February 4, 2014

Dear Ms. Woo:

Enclosed please find the as filed version of The Rubicon Project, Inc.’s (the “Company”) registration statement on Form S-1. As discussed, the Company initially submitted its draft registration statement on Form S-1 on a confidential basis on January 16, 2014. As discussed, the only changes to the filed registration statement compared to the confidentially submitted draft are (i) updates to the front cover to reflect the filing of the registration statement, offering size and filing fee, (ii) the addition of signatures of directors and officers and (iii) inclusion of the independent public accountants consent as Exhibit 23.1.

Please do not hesitate to contact me should you have any questions or comments regarding the enclosed.

Very truly yours,

Stewart L. McDowell